FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2010

Commission File Number:  0-30852

GRUPO FINANCIERO GALICIA S.A.

Galicia Financial Group S.A.
(Translation of registrant’s name into English)

Tte. Gral. Juan D. Perón 456
(C1038AAJ)  Buenos Aires, Argentina
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

FORM 6-K Commission File No. 0-30852
Month Filed	Event and Summary	Exhibit No.
April, 2010	Notice of Material Event, dated April 5, 2010, regarding the Registrant’s approval of the issuance of Class II Negotiable Obligations.	99.1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO FINANCIERO GALICIA S.A. (Registrant)
Date: April 6, 2010	By:	/s/ Antonio Garcés
Name: Antonio Garcés
Title: Chief Executive Officer